UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Antelope Enterprise Holdings Ltd.

(Name of Issuer)

Class A ordinary share, no par value

(Title of Class of Securities)

G041JN106

(CUSIP Number)

Ying Cao, 27 Bleeker St., Suite 202, Millburn, NJ 07041, +1 973-310-1688

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

GUSIP No. G041JN106	13D	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beatitudes in ALL LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,136,364
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,136,364
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,364
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14.	TYPE OF REPORTING PERSON (see instructions) CO

GUSIP No. G041JN106	13D	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InVine Indeed LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,136,364
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,364
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14.	TYPE OF REPORTING PERSON (see instructions) CO

GUSIP No. G041JN106	13D	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Multiplying Hundreds LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,136,364
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,364
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14.	TYPE OF REPORTING PERSON (see instructions) CO

GUSIP No. G041JN106	13D	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mustard Seeding LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,136,364
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,364
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14.	TYPE OF REPORTING PERSON (see instructions) CO

GUSIP No. G041JN106	13D	Page 6 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Zion Rock LLC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,136,364
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,136,364
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.32%
14.	TYPE OF REPORTING PERSON (see instructions) CO

GUSIP No. G041JN106	13D	Page 7 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gordon Hu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,681,820
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,820
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.58%
14.	TYPE OF REPORTING PERSON (see instructions) IN

GUSIP No. G041JN106	13D	Page 8 of 12 pages

Item 1.	Security and Issuer.

This statement relates to the Class A ordinary share, with no par value of Antelope Enterprise Holdings Ltd. The address of the Issuer’s principal executive office is Junbing Industrial Zone, Anhai, Jinjiang City, Fujian Province, China.

Item 2.	Identity and Background.

(1)	The Schedule 13 D is jointly filed by Mustard Seeding LLC.(EIN #92-3302363), Zion Rock LLC.(EIN #92-3302558), InVine Indeed LLC. , Beatitudes in ALL LLC., Multiplying Hundreds LLC. (“Companies”), and Mr. Gordon Hu (with Companies collectively refer to “ Reporting Persons)

(2)	Primary Business Address of each of the five Companies：7901 4th St N Ste 300, St Petersburg, FL 33702

(3)	The five Companies are owned and controlled by Mr. Gordon Hu.

(4)	Each of the five Companies was incorporated in Florida.

(5)	During the past five years, neither any of the five Companies nor Mr. Gordon Hu has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(6)	During the past five years, neither any of the five Companies nor Mr. Gordon Hu has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

(1)	Source of the funds: The purchase price for the shares purchased by the six Reporting Persons were from the each’s own funds.

(2)	Amount of funds:

On March 30, 2023, each of the Five Companies owned by Mr. Gordon Hu purchased 1,136,364 Class A ordinary shares from the issuer (an aggregate of 5,681,820 shares of Class A ordinary shares) for an aggregate purchase price of $5,000,000.00 through one private purchase agreement.

Item 4.	Purpose of Transaction.

Investment Purpose.

Item 5.	Interest in Securities of the Issuer.

(1)	Aggregate number and percentage of class beneficially owned by the six reporting persons: 5,681,820 shares, or 31.58% of the class based on the 17,992,693 Class A and 977,755 Class B ordinary shares outstanding as of April 20, 2023.

(2)	The six reporting persons as sole voting and investment power with respect to the 5,681,820 shares.

(c)	Transactions was closed on April 12, 2023 pursuant to the Book Entry Statement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Securities Purchase Agreement was signed among the five Companies by Mr. Gordon Hu on behalf of each company and the issuer.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A Joint Filing Agreement

Exhibit B Securities Purchase Agreement (incorporated herein by reference to Exhibit 10.1 to the Form 6-K filed with the U.S. Securities and Exchange Commission on April 5, 2023)

GUSIP No. G041JN106	13D	Page 9 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Beatitudes in ALL LLC

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

Mustard Seeding LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

Zion Rock LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

InVine Indeed LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

GUSIP No. G041JN106	13D	Page 10 of 12 pages

[Signature Page Continue]

Multiplying Hundreds LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

By:	/s/ Gordon Hu
Name:	Gordon Hu

Date:	04/20/2023

GUSIP No. G041JN106	13D	Page 11 of 12 pages

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other reporting persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A ordinary shares of Antelope Enterprise Holdings Ltd., and that this agreement may be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of April 20, 2023.

Beatitudes in ALL LLC

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

Mustard Seeding LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

Zion Rock LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

GUSIP No. G041JN106	13D	Page 12 of 12 pages

[Signature Page Continue]

InVine Indeed LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

Multiplying Hundreds LLC.

By:	/s/ Gordon Hu
Name:	Gordon Hu
Title:	CEO

Date:	04/20/2023

By:	/s/ Gordon Hu
Name:	Gordon Hu

Date:	04/20/2023